United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2011

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2011 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: October 26, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, October 26, 2011	www.gruma.com

THIRD-QUARTER 2011 RESULTS

HIGHLIGHTS

3Q11 vs. 3Q10

  Sales volume increased 3% due mainly to GIMSA and, to a lesser extent, Gruma Centroamerica.

  Net sales rose 30% driven primarily by price increases across most subsidiaries in connection with higher raw-material prices, and the positive effect of the peso depreciation on foreign subsidiaries.

  EBITDA grew 32% due principally to GIMSA and Gruma Venezuela's improved EBITDA, extraordinary expenses during 3Q10 related to the expropriation process in Venezuela, and the positive effect of the peso depreciation on foreign subsidiaries. EBITDA margin improved to 7.3% from 7.2%.

  Majority net income decreased 34% as a result of the sale of GFNorte's stake which is no longer accounted for in GRUMA's financial statements; also, 3Q11 does not reflect the foreign exchange gains reported during 3Q10.

  Debt decreased by US$18 million, or 2%, as of September 2011 versus June 2011.

Consolidated Financial Highlights
 (Ps millions)

	3Q11	3Q10	VAR (%)
Sales Volume (thousand metric tons)	1,175	1,144	3
Net sales	15,194	11,702	30
Operating income	706	456	55
Operating margin	4.6%	3.9%	70 bp
EBITDA	1,110	839	32
EBITDA margin	7.3%	7.2%	10 bp
Majority net income	154	234	(34)

Debt
 (US$ millions)

Sep'11	Sep'10	Var	June'11	Var
815	1,547	(47)%	833	(2)%

CONSOLIDATED RESULTS OF OPERATIONS
3Q11 vs. 3Q10

Sales volume increased 3% to 1,175 thousand tons due to higher volumes in GIMSA and, to a lesser extent, Gruma Centroamerica.

Net sales rose 30% to Ps.15,194 million, driven mostly by (1) price increases across most subsidiaries in connection with higher raw-material costs; (2) the peso depreciation during 3Q11; and, to a lesser extent, (3) higher sales volume. Sales from non-Mexican operations constituted 64% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 70.8% from 68.3%, occasioned principally by GIMSA and Gruma Corporation in connection with higher raw-material costs. In absolute terms, cost of sales rose 35% to Ps.10,758 million as a result of (1) higher raw-material costs; (2) the peso depreciation during 3Q11; and, to a lesser extent, (3) sales volume growth.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 24.4% from 26.8%, resulting from better absorption especially in Gruma Venezuela and GIMSA. In absolute terms, SG&A increased 18%, to Ps.3,712 million, due primarily to Gruma Corporation, GIMSA, Gruma Venezuela, as well as the depreciation of the peso.
Other expense, net, was Ps.18 million, Ps.96 million less because in 3Q10 the company had extraordinary expenses related to the expropriation process of our operations in Venezuela.

Operating income increased 55%, to Ps.706 million driven by Gruma Venezuela, GIMSA, the extraordinary expenses during 3Q10 related to the expropriation process in Venezuela, and the peso depreciation. Operating margin improved to 4.6% from 3.9% reflecting improvements in Gruma Venezuela.
Comprehensive financing cost, net, was Ps.200 million versus Ps.125 million, an increase of Ps.74 million because 3Q11 does not reflect the foreign exchange gains reported during 3Q10.

GRUMA's share of net income in unconsolidated associated companies was Ps.184 million less, as GFNorte's results are no longer accounted for in GRUMA's financial statements due to the sale of the company's stake in GFNorte in February 2011.

Income Taxes  were Ps.305 million; the effective tax rate of 64% is due to the effect of pre-tax losses at some subsidiaries in the consolidated pre-tax income.

Out of the 64% effective tax rate, 34% relates to deferred taxes and 30% to cash taxes.

GRUMA's total net income was Ps.171 million versus Ps.266 million last year. GRUMA's majority net income was 34% lower, amounting to Ps.154 million, compared with Ps.234 million last year because GFNorte's results are no longer accounted for in GRUMA's financial statements and 3Q11 does not reflect the foreign exchange gains reported during 3Q10.

FINANCIAL POSITION
September 2011 vs. June 2011

Balance-Sheet Highlights	Total assets were Ps.41,246 million, an increase of 14%, driven mainly by (1) higher property, plant, and equipment in Gruma Corporation, mostly in connection with the depreciation of the Mexican peso during 3Q11 and the acquisitions of Casa de Oro Foods in Nebraska and Solntse in Russia; and (2) higher inventories in connection with the summer corn crop build up in Mexico, and higher priced raw-materials.

Total liabilities were Ps.24,915 million, 22% more, derived principally from (1) higher debt measured in peso terms resulting from the Mexican peso depreciation; and (2) higher trade accounts payable in GIMSA in connection with corn procurement during the summer crop in Mexico.

Stockholders' equity totaled Ps.16,331 million, 5% more.

Debt Profile	GRUMA's debt amounted to US$815 million, of which approximately 83% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond										300	300
BBVA Syndicated Facility				25	25	123					173
BBVA Syndicated Facility MXP					4.3	8.7	39.1	34.8			87
Gruma Corp Facility BofA						111.6					111.6
Bancomext Facility MXP					2.2	4.3	19.6	17.4			43.5
Rabobank Facility						50					50
Other	27.5	19.9	2.1	0.4	0.2						50
TOTAL	27.5	19.9	2.1	25.4	31.7	297.6	58.7	52.2	0	300	815

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$80 million during 3Q11. Most of the investments were applied to the acquisitions of Casa de Oro Foods in Nebraska and Solntse in Russia, capacity expansions mainly in the U.S. and UK, real state acquisitions in Australia, and various technology upgrades across the board.

RECENT EVENTS

The Board of Directors agreed that the Executive Committee created on August 16, and coordinated by the Chairman of the Board, will continue executing its functions until the selection and appointment process of the new Chief Executive Officer of GRUMA is concluded.

SUBSIDIARY RESULTS OF OPERATIONS
3Q11 vs. 3Q10

Gruma Corporation

Sales volume increased 1% at 362 thousand metric tons. The U.S. corn flour operations rose 4% derived primarily from the snack segment. The U.S. tortilla operations increased 1% mostly because of the Albuquerque Tortilla Company acquisition back in April 2011, as well as strong promotions.

Net sales grew 11% to Ps.6,596 million, driven mostly by price increases implemented during 1Q11 in connection with higher raw-material costs.

Cost of sales as a percentage of net sales rose to 63.8% from 61.7% driven largely by the U.S. tortilla business due to higher raw-material costs, and higher than anticipated allowances. In absolute terms, cost of sales increased 14% to Ps.4,210 million due to the higher raw-material costs.

SG&A as a percentage of net sales increased to 33.1% from 32.1% principally as a result of an accounting reclassification on freights from cost of sales to SG&A for the first half of 2011, which impacted SG&A by approximately Ps.95 million. In absolute terms, SG&A increased 14% to Ps.2,181 million due to the aforementioned reclassification, as well as more spending on advertising, salaries, and sales commissions related to price increases.

Operating income as a percentage of net sales was 3.1% versus 6.1%. In absolute terms, operating income declined 44% to Ps.203 million.

GIMSA

Sales volume iincreased 5% to 490 thousand metric tons due to the continuous installation of in-store tortilla shops in supermarkets, stronger promotions with wholesalers, and market share gains at the snack producers segment given our superior product quality and service. Supermarkets continue to offer tortillas at significantly lower prices than in traditional tortilla shops as a way to attract consumers. Because tortilla prices have increased significantly due to higher corn costs, consumers have become increasingly cost-conscious.

Net sales rose 49% to Ps.4,340 million resulting mainly from (1) price increases related to higher corn prices, which were effective at the end of November 2010 and March 2011; (2) an extraordinary sale of corn for about Ps.500 million; and, to a lesser extent, from (3) the aforementioned sales volume growth. Excluding the extraordinary sale of corn, net sales would have increased 30%, out of which about 25% resulted from price increases.

Cost of sales as a percentage of net sales rose to 76.6% from 72.9% in connection with higher corn costs, and the aforementioned extraordinary sale of corn. In absolute terms, cost of sales rose 57% to Ps.3,324 million due to higher corn costs, the cost of the extraordinary sale of corn and, to a lesser extent, sales volume growth.

SG&A as a percentage of net sales improved to 14.8% from 17.0% due to better absorption in connection with the increase in net sales. In absolute terms, SG&A grew 30% to Ps.640 million, resulting mainly from (1) higher promotion and advertising expenses; (2) the continued strengthening of several customer-service programs; and (3) higher freight expenses coming from increased sales to supermarkets and snack producers (as for transactions with these customers we usually pay freight expenses), and capacity constraints at some plants.

Operating income as a percentage of net sales declined to 8.4% from 9.7%, affected by the aforementioned sale of corn, but in absolute terms it rose 28% to Ps.363 million.

For additional information, please see GIMSA ''Third-Quarter 2011 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume declined 9% mainly as a result of (1) production downtimes related to constant electricity supply power outages; (2) imported raw-material shortages due to extraordinary delays for obtaining dollars, a situation that was related to technical problems at governmental agencies and which was already solved; and (3) lack of transportation services for distribution of our products.

Net sales increased 70% to Ps.2,402 million, due to (1) price increases implemented especially at the end of April, and, to a lesser extent, during September; and (2) the positive restatement effect arising from inflation and exchange rate fluctuations. Figures for 3Q10 are restated as of December 2010 with inflation and exchange rates as of that date, while figures for 3Q11 are restated with exchange rates as of September 2011 and including 2011 inflation.

Cost of sales as a percentage of net sales improved to 74.9% from 76.1% due to a better cost absorption as a result of the aforementioned price increases. In absolute terms, cost of sales increased 67% primarily derived from the aforementioned higher raw-material costs and from the abovementioned restatement effect.

SG&A as a percentage of net sales improved to 19.7% from 23.9% in connection with better expense absorption. In absolute terms, SG&A grew 40% resulting primarily from (1) the restatement effect; and, to a lesser extent, from (2) higher promotion and advertising expenses; and (3) salary and benefits increases to employees.

Operating income as a percentage of net sales improved to 5.4% from an operating loss of 0.5% and, in absolute terms, operating income reached Ps.129 million versus a loss of Ps.7 million.

Molinera de Mexico

Sales volume grew 2% due especially to (1) regional pricing strategies; (2) retailers' stronger demand for private-label products; (3) increased preference by supermarkets in-store bakeries towards pre-mixed flours; and (4) product introduction of pre-mixed flours to the foodservice segment.

Net sales rose 37%, to Ps.1,165 million, as a result of (1) price increases implemented during 4Q10 and 1Q11 to reflect higher wheat costs; and, to a lesser extent, (2) the aforementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 83.7% from 82.4% due to higher wheat costs, which have not been fully reflected in our prices. In absolute terms, cost of sales increased 39% in connection with the aforementioned higher costs and, to a lesser extent, volume growth.

SG&A as a percentage of net sales improved to 13.9% from 17.1% due to better expense absorption. In absolute terms, SG&A rose 11% due especially to (1) increased freight expense in connection with higher sales volume to supermarkets; (2) ongoing programs to improve customer service and expand market coverage; and (3) higher intercompany shipments.

Operating income improved Ps.20 million to Ps.25 million, and operating margin rose to 2.1% from 0.5%.

Gruma Centroamerica

Sales volume grew 24% driven by (1) shortage of corn within the region due to bad weather conditions which affected corn crops; (2) competitive pricing allowing corn flour to be a better economic alternative than the traditional method even with recent price increases; and, to a lesser extent, (3) the elimination of the subsidy for natural gas in El Salvador by mid-2011, which encourages the conversion from the traditional method of making tortillas to the corn flour method.

Net sales rose 22% to Ps.872 million resulting from the abovementioned sales volume growth.

Cost of sales as a percentage of net sales increased to 74.0% from 73.3% in connection with the higher cost of corn, which was not fully reflected in our corn flour prices in order to gain market share. In absolute terms, cost of sales increased 23% due to the sales volume growth, and higher cost of corn.

SG&A as a percentage of net sales improved to 25.4% from 29.7% due to better expense absorption. In absolute terms, SG&A increased 5% due to (1) the aforementioned sales volume growth, (2) higher freight tariffs in connection with higher fuel costs; and (3) headcount increases oriented to strengthen the commercial area.

Operating income was Ps.5 million versus an operating loss of Ps.22 million reported last year.

Other Subsidiaries and Eliminations	Operating loss was Ps.19 million, compared with an operating loss of Ps.167 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the foregoing, the GRUMA's consolidated figures are determined as follows:

  The figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia, and Oceania operate in a non-hyperinflationary environment, therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

  The figures for subsidiaries in Venezuela are restated in period-end constant local currencies following the provisions of IAS 29 and IAS 21, applying the general consumer price index from Venezuela. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.80/dollar as of September 30, 2011.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 98 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q11**	3Q10	VAR (%)	2Q11	VAR (%)	**2011**	2010	VAR (%)
NET SALES	**15,194**	11,702	30	13,445	13	**40,806**	34,403	19
GROSS PROFIT	**4,436**	3,711	20	4,096	8	**12,348**	10,958	13
GROSS MARGIN (%)	29.2%	31.7%		30.5%		30.3%	31.9%	
OPERATING EXPENSES	**3,712**	3,142		3,279		**10,121**	9,083	
OTHER (INCOME) EXPENSE, NET	**18**	114		20		**39**	216	
OPERATING INCOME	**706**	456	55	798	(11)	**2,188**	1,659	32
OPERATING MARGIN (%)	4.6%	3.9%		5.9%		5.4%	4.8%	
COMPREHENSIVE FINANCING COST (INCOME), NET	**200**	125		196		**527**	925	
INTEREST EXPENSE	157	332		266		783	1,077	
INTEREST INCOME	39	28		(48)		(112)	12	
FOREIGN EXCHANGE LOSS (GAIN)	44	(211)		26		6	(45)	
MONETARY POSITION (GAIN) LOSS	(40)	(24)		(48)		(150)	(120)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**31**	(153)		0		**(4,678)**	(441)	
INCOME TAXES	**305**	217		323		**1,685**	659	
NET INCOME	**171**	266	(36)	278	(39)	**4,653**	516	803
MAJORITY NET INCOME	**154**	234	(34)	106	46	**4,353**	320	1,262
EARNINGS PER SHARE[1]	**0.27**	0.42	(34)	0.19	46	**7.72**	0.57	1,262
EARNINGS PER ADR (US$)[2]	**0.08**	0.12	(34)	0.05	46	**2.24**	0.16	1,262
DEPRECIATION AND AMORTIZATION	**403**	384		364		**1,133**	1,144	
EBITDA[3]	**1,110**	839	32	1,162	(4)	**3,321**	2,804	18
CAPITAL EXPENDITURES (MILLIONS US$)	**80**	17		23		**124**	51	

BALANCE SHEET SUMMARY	**Sep-11**	Sep-10	VAR (%)	Jun-11	VAR (%)
CASH AND CASH EQUIVALENTS	**1,535**	909	69	1,479	4
TRADE ACCOUNTS RECEIVABLE	**5,748**	3,871	48	5,158	11
OTHER ACCOUNTS RECEIVABLE	**2,951**	2,170	36	2,169	36
INVENTORIES	**6,747**	7,013	(4)	5,539	22
CURRENT ASSETS	**17,548**	14,352	22	14,830	18
PROPERTY, PLANT, AND EQUIPMENT, NET	**19,989**	18,020	11	17,842	12
TOTAL ASSETS	**41,246**	39,933	3	36,076	14
SHORT-TERM DEBT	**637**	1,919	(67)	767	(17)
CURRENT LIABILITIES	**9,720**	8,672	12	7,306	33
LONG-TERM DEBT	**10,340**	17,177	(40)	8,735	18
TOTAL LIABILITIES	**24,915**	29,021	(14)	20,483	22
MAJORITY STOCKHOLDERS' EQUITY	**12,440**	7,120	75	11,354	10
STOCKHOLDERS' EQUITY	**16,331**	10,912	50	15,593	5
CURRENT ASSETS/CURRENT LIABILITIES	**1.81**	1.66		2.03	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**1.53**	2.66		1.31	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.40**	0.64		0.38	
BOOK VALUE PER SHARE[1]	**22.07**	12.63		20.14	

[1] On the basis of 563,650,709 shares as of September 30, 2011, 563,650,709 shares as of September 30, 2010, and 563,650,709 shares as of June 30, 2011.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 13.80 per dollar as of September 30, 2011.

[3] EBITDA = operating income + depreciation and amortization.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.
Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the ''TOP MANAGEMENT'' and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at its estimated fair market value (mark- to- market). The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are included within the comprehensive income in the net equity, based on an evaluation of the effectiveness of such hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at their estimated fair market value (mark- to- market) and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to its estimated fair market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair market value are recognized in the operations results, within net comprehensive financing costs.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Derivative Financial Instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

 There are potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Major Identified Risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma entered into certain foreign exchange derivative transactions, which as of the end of September 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma entered into certain foreign exchange derivative transactions, which as of the conclusion of September 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of September 30th, 2011, the open positions of the grains and fuels financial instruments were valued at their fair market value. The financial instruments that qualified as hedges for accounting purposes represented a profit of $13,261 thousand pesos which was applied to the comprehensive income in the net equity.

The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $144,828 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated to its estimated fair market value (mark-to-market). As of September 30th, 2011 the open positions of these instruments represented a profit of approximately $108,216 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the third quarter of 2011 regarding the financial instruments of grains and fuels represented a loss of $22,444 thousand pesos. As of September 30th, 2011, the adverse effect in the results of the concluded transactions of these instruments is of $17,992 thousand pesos.

The transactions concluded during the third quarter of 2011 regarding the foreign exchange financial instruments represented a profit of $49,457 thousand pesos. As of September 30th, 2011, the favorable effect in the results of the concluded transactions of these instruments is of $82,116 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of September 30th, 2011, the company has revolving funds denominated ''margin calls'' for $66,285 thousand pesos, of which $54,896 thousand pesos are related to the grains derivative financial instruments and $11,389 thousand pesos are related to the fuels derivative financial instruments. The margin calls are required upon the variations in the prices of the underlying asset to be applied against the payments.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Raw Materials Derivative Financial Instruments:

Summary of Raw Materials Derivative Financial
Instruments (Corn- Wheat) As of September 30th, 2011
Amounts in Thousands of Pesos

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of September 30th, 2011, the financial instruments transactions in short positions represented a profit of $149,656 thousand pesos and financial instruments transactions in long positions a loss of $256,421 thousand pesos.

25. As of September 30th, 2011 the Company has revolving funds denominated ''margin calls'' for $54,896 thousand pesos related with grain financial instruments required upon variations in prices of the underlying asset to be applied against payments.

The transactions concluded during the third quarter of 2011 regarding the grain derivative financial instruments represented a loss of $20,107 thousand pesos. As of September 30th, 2011 the adverse effect in the results of the concluded transactions of these instruments is of $10,271 thousand pesos.

B. Sensibility Analysis

Raw Materials Derivative Financial Instruments

According to the position as of September 30th, 2011, a hypothetical 10 percent loss of the Bushel value would result in an additional adverse effect of $244,170 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of September 30th 2011..

Sensitivity Analysis
Regarding the Position in Raw Material Derivative
Instruments (Corn- Wheat) As of September 30th, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

2 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The presented sensitivity analysis includes three collars for the commodities' price, consequently, risks related to a variation in the price of such commodities is partially offset among the futures and options agreements, which are contracted in the same notional amounts and expire in the same dates.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

Based on our position of derivative financial instruments as of September 30, 2011, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair market value of the instruments would result in an additional charge to income for $244,170, $463,072, and $875,453 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.